UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 3 October 2022 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Media Announcement dated 6 October 2022 entitled ‘SAFARICOM ETHIOPIA SWITCHES ON ITS NETWORK AND SERVICES IN ADDIS ABABA AND HOLDS NATIONAL LAUNCH CEREMONY’.

3.	A Media Announcement dated 27 October 2022 entitled ‘NEW RESEARCH SHOWS MOBILE FINANCE CAN INCREASE NATIONAL GDP’.

RNS Number : 3874B

Vodafone Group Plc

03 October 2022

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 30 September 2022:

Vodafone's issued share capital consists of 27,690,533,213 ordinary shares of US$0.20 20/21 of which 1,127,630,065 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,690,533,213. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 9503B

Vodafone Group Plc

06 October 2022

6 October 2022

SAFARICOM ETHIOPIA SWITCHES ON ITS NETWORK AND SERVICES IN ADDIS ABABA AND HOLDS NATIONAL LAUNCH CEREMONY

Safaricom Ethiopia has today switched on its mobile telecommunications network and services in Addis Ababa, the country's capital city. Safaricom Ethiopia is also holding a ceremony today to mark its national launch.

The Ethiopian government launched Digital Ethiopia 2025 to help the country realise its digital potential and leverage technology to build a more prosperous society. As part of that process, Safaricom Ethiopia was granted a nationwide full-service Unified Telecommunications Service Licence and is the first company in the country to launch a competitive mobile service to Ethio Telecom, which is state-owned.

Safaricom Ethiopia's 2G, 3G and 4G mobile services are available in 11 cities from today, including the capital and the country's second largest city Dire Dawa. The company plans to launch services in a total of 25 cities by April 2023 to meet the 25% population coverage obligation in its licence. Safaricom Ethiopia is building a wholly-owned mobile network and also has infrastructure sharing and interconnection agreements in place with Ethio Telecom. Safaricom Ethiopia's vision is to transform lives through a digital future for all Ethiopians.

Safaricom Ethiopia is owned by an international consortium including Vodafone Group; Safaricom; Vodacom Group; Sumitomo Corporation - one of the largest international trading and business investment companies; and British International Investment (BII) - the UK's development finance institution and impact investor. This is the first joint investment project to be realised under the strategic alliance agreed by Vodafone and Sumitomo in November 2020.

Nick Read, CEO of Vodafone Group, said: "We are excited to be part of this highly experienced international consortium, with a strong vision to advance Ethiopia's inclusive digital society, with clear goals to deliver greater prospects for education, jobs and prosperity."

Shameel Joosub, CEO, Vodacom Group, said: "The Global Partnership for Ethiopia consortium has worked tirelessly together with the Government of Ethiopia to reach this exciting moment in Ethiopia's history as the country embarks upon a fully digitalised era. I would like to congratulate Safaricom Ethiopia and all management, staff and partners involved in reaching this milestone as we seek to connect every Ethiopian to the global digital economy. Ubiquitous network connectivity will positively transform the lives of Ethiopians throughout the country, notably by making various Tech for Good solutions and services available in health, education, manufacturing, agriculture and digital finance."

Peter Ndegwa, CEO of Safaricom, said: "For two decades, Safaricom has combined the power of technology and our innovative spirit to solve customer and societal challenges. Led by our Purpose to Transform Lives, we have deepened digital and financial inclusion in Kenya by connecting people to people, people to opportunities and people to information. With these lessons and experiences, we look forward to positively impacting the people of Ethiopia with a sustainable and quality mobile network that will be a vital launch pad for nationwide digital telecommunications services to over 118 million Ethiopians1."

Toshikazu Nambu, Representative Director, Executive Vice President, Chief Digital Officer, Sumitomo Corporation, said: "We are pleased to have reached the significant milestone of the official launch of Safaricom Ethiopia's national mobile network. Through this project, Sumitomo Corporation will contribute to Ethiopia's national development by providing its expertise in the telecommunications business and digital transformation know-how cultivated in Japan and other Asian countries. With the expansion of mobile phone use and the economic and human resource development, we will transform lives for a digital future, in line with the Digital Ethiopia 2025 strategy."

Nick O'Donohoe, Chief Executive Officer of BII, said: "The launch of Safaricom Ethiopia will deliver development impact at a country-wide level. It will transform the economic prospects for millions of Ethiopians and go a long way to alleviating data-poverty in the country."

1. World Bank: Population, total - Ethiopia | Data (worldbank.org)

- ends -

For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 47 more.  As of 30 June 2022, we had over 300m mobile customers, more than 28m fixed broadband customers and 22m TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting around 160m devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50m people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350m tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities.  Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance.  We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Vodacom

Vodacom is a leading African communications company providing a wide range of communication services, including data, mobile and fixed voice, messaging, financial services, enterprise IT and converged services to 123.7 million customers (including Safaricom). From our roots in South Africa, we have grown our mobile network business to include operations in Tanzania, the Democratic Republic of the Congo (the DRC), Mozambique, Lesotho and Kenya. Our mobile networks cover a population of over 295.8 million people. Through Vodacom Business Africa (VBA), we offer business managed services to enterprises in 47 countries. Vodacom is majority owned by Vodafone (60.5% holding), one of the world's largest communications companies by revenue.

About Safaricom Plc

Safaricom Plc is the leading telecommunication company in East Africa. Our purpose is to transform lives by connecting people to people, people to opportunities and people to information. We keep over 38 million customers connected and play a critical role in the society, supporting over one million jobs both directly and indirectly while our total economic value was estimated at KES 358.6 Billion ($3.58 Billion) for the 12 months through March 2021.

Listed on the Nairobi Securities Exchange and with annual revenues of over KES 250 Billion ($2.5 billion), Safaricom provides connectivity through wide range of technology, 2G, 3G, 4G and 5G in aggregate covering over 99% of K We run the world's largest mobile payment system and Africa's largest Fintech - M-PESA, the world's first mobile money transfer system. By empowering over 28 million customers to transact, save or borrow money through their mobile phone, M-PESA has driven financial inclusion in Kenya to more than 82% of the adult population from a low of 25% and generates over KES 82.65 Billion ($826 Million) in revenue per annum.

Safaricom is an equal opportunity employer, actively recruiting staff from different backgrounds reflecting the communities that we serve. We are committed to equal gender representation at all levels. Our target is to achieve 50:50 senior management gender parity by 2025.

As part of our ongoing commitment to the Sustainable Development Goals (SDGs), we continue to work towards improving energy and resource efficiency in our network and facilities to reduce carbon emissions and our fuel consumption. We remain committed to becoming a Net Zero carbon-emitting company by 2050.

For more details please visit www.safaricom.co.ke

About Sumitomo Corporation

Sumitomo Corporation ("SC") is a leading Fortune 500 global trading and business investment company with 131 locations (Japan: 20, Overseas: 111) in 66 countries and regions. The entire SC Group consists of around 900 companies. SC conducts commodity transactions in all industries utilizing worldwide networks, provides customers with financing, serves as an organizer and a coordinator for various projects, and invests in companies to promote greater growth potential. SC's core business areas include six business units: Metal Products; Transportation & Construction Systems; Infrastructure; Media & Digital; Living Related & Real Estate; and Mineral Resources, Energy, Chemical & Electronics, and one initiative: Energy Innovation.

Our corporate message, "Enriching lives and the world", was created to encapsulate our vision for sustainability in the next 100 years. Our business, as well as our relationship with our stakeholders, has expanded on a global scale. Our mission is to grow sustainably alongside society, pursue development for the world, and enable better lives for all.

About British International Investment (BII)

British International Investment is the new name for the UK's development finance institution and was formerly known as CDC Group.

BII is a trusted investment partner to businesses in Africa, Asia and the Caribbean. It invests between £1.5 and £2 billion every year to support the UK Government's Clean Green Initiative and to create productive, sustainable and inclusive economies in our markets

BII plays a key role in the UK Government's wider plans to mobilise up to £8 billion a year of public and private sector investment in international projects by 2025.

Over the next five years, at least 30 per cent of BII's total new commitments by value will be in climate finance. This will make it one of the world's largest climate investors in Africa. BII is also a founding member of the 2X Challenge which has raised $10bn to empower women's economic development.    The company has investments in over 1,300 businesses in emerging economies and total assets of £7.7 billion.

For more information, visit: www.bii.co.uk | watch here.

RNS Number : 2352E

Vodafone Group Plc

27 October 2022

27 October 2022

NEW RESEARCH SHOWS MOBILE FINANCE CAN INCREASE NATIONAL GDP

MWC, Africa, Kigali - 27 October 2022 - New research from Vodafone Group, Vodacom Group, Safaricom, and the United Nations Development Programme (UNDP) indicates that the successful deployment and adoption of mobile financial services is associated with a positive impact on GDP growth in developing markets as it helps businesses to reduce cost, access credit to invest, and to connect with consumers that were previously excluded from financial services.

The econometric modelling research1 - which examined 49 countries in Africa, Asia, and Latin America - found that countries with successful mobile money services had an annual GDP per capita growth rate up to 1 percentage point higher than countries where mobile money platforms had not been successful or not introduced.

Based on previous World Bank research on the relationship between economic growth and reductions in the number of people living in poverty2, this GDP per capita growth implies that countries with successful mobile money adoption could reduce poverty by around 2.6%.

The analysis was conducted as part of the companies' Africa.Connected campaign, an initiative to drive sustainable development through collaboration and help close the divides that prevent progress in Africa's key economic sectors. The findings are part of a new research paper, Digital Finance Platforms to Empower All, the fourth research paper developed and released under the Africa.Connected umbrella.

Sitoyo Lopokoiyit, CEO of M-Pesa Africa and Chief Financial Services Officer at Safaricom, said:

"Mobile financial services platforms like M-Pesa are vital drivers of financial inclusion in society which can improve individual life chances and enable enterprises to launch and expand, bringing wealth and jobs into developing economies. There remains though barriers both to accessing platforms - including digital literacy and smartphone accessibility - and to developing them - with an un-level regulatory playing field for non-traditional financial services providers in many countries."

As part of the Africa.Connected research, consumer surveys were conducted focusing on users of M-Pesa in Kenya  and Tanzania, and results were extrapolated to Ghana and Mozambique. A business survey was also conducted in Kenya. The resulting research underpinned the continuing importance of the world's first mobile money service 15 years after it launched in 2007. The researchers estimated that:

• 17.6 million current users in the four countries did not have access to any formal financial services before using M-Pesa;

• 98% of businesses surveyed said that M-Pesa helps them to do business, with the main benefits of M-Pesa being its facilitation of faster and safer payments and enabling the sale of goods and services online; and

• 95% of businesses surveyed indicated that they use M-Pesa for at least half of their business transactions.

Ulrika Modeer, UN Assistant Secretary-General and Director of the Bureau of External Relations and Advocacy at UNDP, said:

"Financial inclusion is both a pre-condition and a key enabler for meeting many of the UN's Sustainable Development Goals, including reducing poverty, boosting economic growth, promoting market access and championing investment in key sectors like education, agriculture, and healthcare. But more importantly, it is about putting people at the center, empowering them with more agency over their money and increasing their resilience. Eliminating financial exclusion in Africa, and across the globe, must be a priority if we are to deliver on inclusive, sustainable prosperity for all on a healthy planet."

Click here to read the full Africa.connected financial inclusion paper:

https://www.vodafone.com/sites/default/files/2022-10/digital-finance-platforms-to-empower-all.pdf

- ends -

Notes to Editors

1.The econometric model made use of data covering the period 2003 - 2019. More recent data was not included in the modelling due to the effects of the pandemic.

2. Adams, 2003, Economic Growth, Inequality, and Poverty: Findings from a New Data Set. World Bank. Available online: https://elibrary.worldbank.org/doi/abs/10.1596/1813-9450-2972

For further information:

Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 47 more.  As of 30 June 2022, we had over 300m mobile customers, more than 28m fixed broadband customers and 22m TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting around 160m devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50m people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350m tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities.  Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance.  We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 1, 2022	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary